Filed by First Midwest Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: First Midwest Bancorp, Inc.
(Commission File No. 0-10967)

Set forth below is a copy of First Midwest Bancorp, Inc.’s fourth quarter and full year 2018 earnings release.

FOR IMMEDIATE RELEASE

FIRST MIDWEST BANCORP, INC. ANNOUNCES
2018 FOURTH QUARTER AND FULL YEAR RESULTS
CHICAGO, IL, January 22, 2019 – First Midwest Bancorp, Inc. (the "Company" or "First Midwest"), the holding company of First Midwest Bank (the "Bank"), today reported results of operations and financial condition for the fourth quarter and full year of 2018. Net income for the fourth quarter of 2018 was $41.4 million, or $0.39 per share, compared to $53.4 million, or $0.52 per share, for the third quarter of 2018, and $2.3 million, or $0.02 per share, for the fourth quarter of 2017. For the full year of 2018, the Company reported net income of $157.9 million, or $1.52 per share, compared to $98.4 million, or $0.96 per share, for the year ended December 31, 2017.
Reported results for the fourth quarter and the full year of 2018 were impacted by acquisition and integration related expenses and implementation costs related to the Company's Delivering Excellence initiative ("Delivering Excellence"). In addition, the third quarter and full year of 2018 were impacted by certain income tax benefits resulting from federal income tax reform legislation ("tax reform"). Reported results for the fourth quarter and full year of 2017 were impacted by various actions taken by the Company in light of tax reform. In addition, the full year of 2017 was impacted by acquisition and integration related expenses. For additional detail on these adjustments, see the "Non-GAAP Financial Information" section presented later in this release.
Earnings per share ("EPS"), adjusted(1) was $0.48 for the fourth quarter of 2018 compared to $0.46 for the third quarter of 2018 and $0.34 for the fourth quarter of 2017. EPS, adjusted(1) was $1.67 and $1.35 for the full years ended December 31, 2018 and 2017, respectively.
FOURTH QUARTER AND FULL YEAR HIGHLIGHTS

•	Generated EPS of $0.39 for the fourth quarter of 2018 and $1.52 for the full year 2018, up from $0.02 and $0.96 from the same periods in 2017, respectively.

◦	Increased EPS, adjusted(1) by 41% and 24% from the fourth quarter and full year of 2017, respectively.

•	Produced returns on average tangible common equity, adjusted(1) of 16.4% for the fourth quarter of 2018 and 15.1% for the full year 2018, up 407 and 207 basis points, respectively, versus a year ago.

•	Expanded net interest income and margin to $517 million and 3.90%, respectively, for the full year 2018, up 9% and 3 basis points from the full year 2017.

•	Improved operating efficiency, lowering the efficiency ratio(1) to 55% and 58% for the fourth quarter and full year of 2018 compared to 61% and 60% for the same periods in 2017.

•	Grew loans to over $11 billion, up 14%, annualized, from September 30, 2018 and 10% from December 31, 2017.

•	Reduced non-performing assets to $80 million, down 2% from September 30, 2018 and 14% from December 31, 2017.

•	Increased total average deposits to $12 billion, up 4% from the third quarter of 2018 and 7% from the fourth quarter of 2017.

•	Generated common equity Tier 1 capital of 10.20%, up 27 basis points from September 30, 2018 and 52 basis points from December 31, 2017.

•	Completed or announced the following acquisitions:

•	Completed Northern States Financial Corporation on October 12, 2018, adding $579 million of assets and $463 million of deposits, of which 75% were core deposits.

•	Completed Northern Oak Wealth Management, Inc. on January 16, 2019, adding approximately $800 million of trust assets under management.

•	Announced the pending Bridgeview Bancorp, Inc. acquisition with approximately $1.2 billion of assets, $1.1 billion of deposits, and $800 million of loans.

"2018 was a very successful year for First Midwest," said Michael L. Scudder, Chairman of the Board and Chief Executive Officer of the Company. "We grew loans and deposits and added clients across our business while continuing to focus on operating efficiency. The success of these efforts, combined with the benefits of higher interest rates and lower taxes, significantly improved

First Midwest Bancorp, Inc. | 8750 West Bryn Mawr Avenue | Suite 1300 | Chicago | Illinois | 60631

our performance for the quarter and full year. Importantly, we also continued to build for our future, executing throughout the year on our strategic priorities, including targeted acquisitions and our "Delivering Excellence" and technology initiatives."
Mr. Scudder concluded, "As we enter the new year, we are ready to build on 2018’s momentum. Continuation of our "Delivering Excellence" initiative will further enhance an already superior client experience as well as strengthen operational performance and scalability. Pending as well as recently completed acquisitions will further set us apart as a market leader in metro Chicago, positioning us for further market expansion and increasing our flexibility as we continue to invest in our businesses, communities and colleagues. All of these actions are taken with an unwavering focus on helping our clients achieve financial success and growing long-term value for our shareholders."

DELIVERING EXCELLENCE INITIATIVE
During 2018, the Company initiated certain actions in connection with its Delivering Excellence initiative. This initiative further demonstrates the Company's ongoing commitment to providing service excellence to its clients, as well as maximizing both the efficiency and scalability of its operating platform. Components of Delivering Excellence include improved delivery of services to clients through streamlined processes, the consolidation or closing of 19 locations, organizational realignments, and several revenue growth opportunities. The implementation of this initiative resulted in pre-tax implementation costs of $20 million for the year ended December 31, 2018, associated with property valuation adjustments on locations identified for closure, employee severance, and general restructuring and advisory services.
ACQUISITIONS
Completed
Northern States Financial Corporation
On October 12, 2018, the Company completed its acquisition of Northern States Financial Corporation ("Northern States"), the holding company for NorStates Bank, based in Waukegan, Illinois. At closing, the Company acquired $579 million of total assets, $463 million of deposits, and $285 million of loans. The merger consideration totaled $83 million and consisted of 3.3 million shares of Company common stock. All Northern States operating systems were converted during the fourth quarter of 2018.
Northern Oak Wealth Management, Inc.
On January 16, 2019, the Company completed its acquisition of Northern Oak Wealth Management, Inc. ("Northern Oak"), a registered investment adviser based in Milwaukee, Wisconsin with approximately $800 million of trust assets under management.
Pending
Bridgeview Bancorp, Inc.
On December 6, 2018, the Company entered into a merger agreement to acquire Bridgeview Bancorp, Inc. ("Bridgeview"), the holding company for Bridgeview Bank Group. With the acquisition the Company would acquire 13 banking offices located across greater Chicagoland and several suburbs. As of September 30, 2018, Bridgeview had approximately $1.2 billion of assets, $1.1 billion of deposits, and $800 million of loans, excluding Bridgeview's mortgage division, which the Company is not acquiring. The merger agreement provides for a fixed exchange ratio of 0.2767 shares of Company common stock, plus $1.79 in cash, for each share of Bridgeview common stock, subject to certain adjustments. As of the date of announcement, the overall transaction was valued at approximately $145 million. The acquisition is subject to customary regulatory approvals, the approval of Bridgeview’s stockholders, and the completion of various closing conditions, and is anticipated to close in the second quarter of 2019.

(1) These metrics are non-GAAP financial measures. For details on the calculation of these metrics, see the sections titled "Non-GAAP Financial Information" and "Non-GAAP Reconciliations" presented later in this release.

OPERATING PERFORMANCE
Net Interest Income and Margin Analysis
(Dollar amounts in thousands)

	Quarters Ended
	December 31, 2018			September 30, 2018			December 31, 2017
	Average Balance	Interest Earned/ Paid	Yield/ Rate (%)	Average Balance	Interest Earned/ Paid	Yield/ Rate (%)	Average Balance	Interest Earned/ Paid	Yield/ Rate (%)
Assets
Other interest-earning assets	$145,436	$476	1.30	$162,646	$631	1.54	$203,459	$721	1.41
Securities(1)	2,359,083	15,907	2.70	2,245,784	14,533	2.59	1,890,020	10,977	2.32
Federal Home Loan Bank ("FHLB") and Federal Reserve Bank ("FRB") stock	85,427	709	3.32	83,273	734	3.53	63,520	506	3.19
Loans(1)	11,408,062	143,561	4.99	10,980,916	134,768	4.87	10,384,074	119,204	4.55
Total interest-earning assets(1)	13,998,008	160,653	4.56	13,472,619	150,666	4.44	12,541,073	131,408	4.16
Cash and due from banks	211,312			196,382			188,683
Allowance for loan losses	(104,681)			(100,717)			(99,590)
Other assets	1,398,760			1,326,386			1,488,459
Total assets	$15,503,399			$14,894,670			$14,118,625
Liabilities and Stockholders' Equity
Savings deposits	$2,044,312	358	0.07	$2,003,928	364	0.07	$2,017,489	382	0.08
NOW accounts	2,128,722	1,895	0.35	2,164,018	2,151	0.39	1,992,150	690	0.14
Money market deposits	1,831,311	1,990	0.43	1,772,821	1,522	0.34	1,938,195	772	0.16
Time deposits	2,311,453	8,894	1.53	1,993,361	6,389	1.27	1,619,758	3,033	0.74
Borrowed funds	1,031,249	4,469	1.72	980,421	3,927	1.59	554,634	2,263	1.62
Senior and subordinated debt	204,030	3,292	6.40	195,526	3,152	6.40	195,102	3,114	6.33
Total interest-bearing liabilities	9,551,077	20,898	0.87	9,110,075	17,505	0.76	8,317,328	10,254	0.49
Demand deposits	3,685,806			3,624,520			3,611,811
Total funding sources	13,236,883		0.63	12,734,595		0.55	11,929,139		0.34
Other liabilities	251,299			250,745			309,221
Stockholders' equity - common	2,015,217			1,909,330			1,880,265
Total liabilities and stockholders' equity	$15,503,399			$14,894,670			$14,118,625
Tax-equivalent net interest income/margin(1)		139,755	3.96		133,161	3.92		121,154	3.84
Tax-equivalent adjustment		(1,126)			(1,134)			(1,823)
Net interest income (GAAP)(1)		$138,629			$132,027			$119,331
Impact of acquired loan accretion(1)		$5,426	0.15		$4,565	0.13		$6,240	0.20
Tax-equivalent net interest income/ margin, adjusted(1)		$134,329	3.81		$128,596	3.79		$114,914	3.64

(1) Interest income and yields on tax-exempt securities and loans are presented on a tax-equivalent basis, assuming the applicable federal income tax rate for each period presented. As a result, interest income and yields on tax-exempt securities and loans subsequent to December 31, 2017 are presented using the current federal income tax rate of 21% and prior periods are presented using the federal income tax rate applicable at that time of 35%. The corresponding income tax impact related to tax-exempt items is recorded in income tax expense. These adjustments have no impact on net income. See the "Non-GAAP Financial Information" section presented later in this release for a discussion of this non-GAAP financial measure.
Net interest income for the fourth quarter of 2018 increased by 5.0% from the third quarter of 2018 and 16.2% compared to the fourth quarter of 2017. The rise in net interest income compared to both prior periods resulted primarily from the acquisition of interest-earning assets from the Northern States transaction early in the fourth quarter of 2018, higher interest rates, and growth in loans and securities, partially offset by higher cost of funds.
Acquired loan accretion contributed $5.4 million, $4.6 million, and $6.2 million to net interest income for the fourth quarter of 2018, the third quarter of 2018, and the fourth quarter of 2017, respectively.
Tax-equivalent net interest margin for the current quarter was 3.96%, increasing by 4 basis points from the third quarter of 2018 and 12 basis points from the fourth quarter of 2017. Compared to both prior periods presented, the benefit of higher interest rates more than offset the rise in funding costs. In addition, compared to the fourth quarter of 2017, tax-equivalent net interest margin was negatively impacted by a 5 basis point decrease in acquired loan accretion and a 3 basis point reduction in the tax-equivalent adjustment as a result of lower federal income tax rates.
For the fourth quarter of 2018, total average interest-earning assets rose by $525.4 million from the third quarter of 2018 and $1.5 billion from the fourth quarter of 2017. The increase compared to both prior periods resulted primarily from interest-earning assets acquired in the Northern States transaction, organic loan growth, and security purchases.
Total average funding sources for the fourth quarter of 2018 increased by $502.3 million from the third quarter of 2018 and $1.3 billion from the fourth quarter of 2017. The increase compared to both prior periods resulted from funding sources acquired in the Northern States transaction, time deposits, and FHLB advances.

Noninterest Income Analysis
(Dollar amounts in thousands)

	Quarters Ended			December 31, 2018 Percent Change From
	December 31, 2018	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017
Service charges on deposit accounts	$12,627	$12,378	$12,289	2.0	2.8
Wealth management fees	10,951	10,622	10,967	3.1	(0.1)
Card-based fees, net(1):
Card-based fees	6,615	5,975	6,052	10.7	9.3
Cardholder expenses	(2,041)	(1,852)	—	10.2	N/M
Card-based fees, net	4,574	4,123	6,052	10.9	(24.4)
Capital market products income	1,408	1,936	1,986	(27.3)	(29.1)
Mortgage banking income	1,304	1,657	2,352	(21.3)	(44.6)
Merchant servicing fees, net(1):
Merchant servicing fees	2,566	2,702	1,771	(5.0)	44.9
Merchant card expenses	(2,201)	(2,315)	—	(4.9)	N/M
Merchant servicing fees, net	365	387	1,771	(5.7)	(79.4)
Other service charges, commissions, and fees	2,353	2,399	2,369	(1.9)	(0.7)
Total fee-based revenues	33,582	33,502	37,786	0.2	(11.1)
Other income	2,880	2,164	2,476	33.1	16.3
Net securities losses	—	—	(5,357)	—	(100.0)
Total noninterest income(1)	$36,462	$35,666	$34,905	2.2	4.5
Accounting reclassification(1)	$—	$—	$(3,338)	—	(100.0)
Net securities losses	—	—	5,357	—	(100.0)
Total noninterest income, adjusted(2)	$36,462	$35,666	$36,924	2.2	(1.3)
N/M – Not meaningful.
(1) As a result of accounting guidance adopted in the first quarter of 2018 (the "accounting reclassification"), certain noninterest income line items and the related noninterest expense line items that are presented on a gross basis for the prior year period are presented on a net basis in noninterest income for the current year periods. For further discussion of this guidance, see Note 2 of "Notes to the Consolidated Financial Statements" in Item 8 in the Company's Annual Report on Form 10-K for the year ended December 31, 2017.
(2) See the "Non-GAAP Financial Information" section presented later in this release for a discussion of this non-GAAP financial measure.
Total noninterest income of $36.5 million for the fourth quarter of 2018 was up by 2.2% and 4.5% from the third quarter of 2018 and the fourth quarter of 2017, respectively. In the first quarter of 2018, the Company adopted accounting guidance which impacted how cardholder and merchant card expenses are presented within noninterest income on a prospective basis. As a result, these expenses are presented on a net basis against the related noninterest income for the third and fourth quarters of 2018 versus a gross basis within noninterest expense for the fourth quarter of 2017. Excluding the accounting reclassification and net securities losses, noninterest income decreased modestly from the fourth quarter of 2017.
Compared to both prior periods, the increase in service charges on deposit accounts and net card-based fees was driven primarily by services provided to customers acquired in the Northern States transaction. In addition, net card-based fees benefited from higher transaction volumes compared to both prior periods. The rise in wealth management fees compared to the third quarter of 2018 resulted from continued sales of fiduciary and investment advisory services to new and existing customers, which was partially offset by the lower market environment.
Mortgage banking income for the fourth quarter of 2018 resulted from sales of $51.4 million of 1-4 family mortgage loans in the secondary market, compared to $61.3 million in the third quarter of 2018 and $66.5 million in the fourth quarter of 2017. In addition, mortgage banking income for the fourth quarter of 2018 decreased due to changes in the fair value of mortgage servicing rights, which fluctuate from quarter to quarter. Noninterest income for the fourth quarter of 2018 was impacted by lower capital market products income, which fluctuates from quarter to quarter based on the size and frequency of sales to corporate clients. Other income compared to both prior periods was elevated primarily due to higher fair value adjustments on equity securities and other miscellaneous items.
Net securities losses of $5.4 million were recognized during the fourth quarter of 2017 in connection with certain actions taken in light of tax reform.

Noninterest Expense Analysis
(Dollar amounts in thousands)

	Quarters Ended			December 31, 2018 Percent Change From
	December 31, 2018	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017
Salaries and employee benefits:
Salaries and wages	$45,011	$44,067	$48,204	2.1	(6.6)
Retirement and other employee benefits	10,378	10,093	10,204	2.8	1.7
Total salaries and employee benefits	55,389	54,160	58,408	2.3	(5.2)
Net occupancy and equipment expense	12,827	13,183	12,826	(2.7)	—
Professional services	8,859	7,944	7,616	11.5	16.3
Technology and related costs	4,849	4,763	4,645	1.8	4.4
Advertising and promotions	2,011	3,526	4,083	(43.0)	(50.7)
Net other real estate owned ("OREO") expense	763	(413)	695	(284.7)	9.8
Other expenses	13,418	11,015	10,715	21.8	25.2
Acquisition and integration related expenses	9,553	60	—	N/M	100.0
Delivering Excellence implementation costs	3,159	2,239	—	41.1	100.0
Cardholder expenses(1)	—	—	1,915	—	(100.0)
Merchant card expense(1)	—	—	1,423	—	(100.0)
Total noninterest expense	$110,828	$96,477	$102,326	14.9	8.3
Acquisition and integration related expenses	(9,553)	(60)	—	N/M	(100.0)
Delivering Excellence implementation costs	(3,159)	(2,239)	—	41.1	(100.0)
Accounting reclassification(1)	—	—	(3,338)	—	(100.0)
Special bonus and charitable contribution	—	—	(3,515)	—	(100.0)
Total noninterest expense, adjusted(2)	$98,116	$94,178	$95,473	4.2	2.8
N/M – Not meaningful.
(1) As a result of the accounting reclassification, certain noninterest income line items and the related noninterest expense line items that are presented on a gross basis for the prior year period are presented on a net basis in noninterest income for the current year periods. For further discussion of this guidance, see Note 2 of "Notes to the Consolidated Financial Statements" in Item 8 in the Company's Annual Report on Form 10-K for the year ended December 31, 2017.
(2) See the "Non-GAAP Financial Information" section presented later in this release for a discussion of this non-GAAP financial measure.
Total noninterest expense for the fourth quarter of 2018 increased by 14.9% and 8.3% compared to the third quarter of 2018 and the fourth quarter of 2017, respectively. During the fourth and third quarters of 2018, noninterest expense was impacted by acquisition and integration related expenses and costs related to the implementation of the Delivering Excellence initiative. In the first quarter of 2018, the Company adopted accounting guidance which impacted how cardholder and merchant card expenses are presented within noninterest income on a prospective basis. As a result, these expenses are presented on a net basis against the related noninterest income for the fourth and third quarters of 2018 versus a gross basis within noninterest expense for the prior period. In addition, the fourth quarter of 2017 was impacted by certain actions responsive to tax reform including a special bonus and charitable contribution. Excluding these items, noninterest expense for the fourth quarter of 2018 was $98.1 million, up by 4.2% and 2.8% from the third quarter of 2018 and fourth quarter of 2017, respectively.
Operating costs associated with the Northern States acquisition contributed approximately $2.1 million to noninterest expense for the fourth quarter of 2018. These costs primarily occurred within salaries and employee benefits as well as net occupancy and equipment expense, technology and related costs, professional services, and other expenses.
The decrease in salaries and employee benefits compared to the fourth quarter of 2017 was driven primarily by the ongoing benefits of the Delivering Excellence initiative. Professional services increased compared to both prior periods as a result of higher loan remediation costs. Advertising and promotions expense for both prior periods reflect higher charitable contributions to the First Midwest Charitable Foundation. The third quarter of 2018 was also elevated due to the launch of a new marketing campaign. Compared to both prior periods, other expenses increased due primarily to property valuation adjustments, the reserve for unfunded commitments, and other miscellaneous expenses.
The increase in net OREO expenses compared to the third quarter of 2018 was due mainly to higher valuation adjustments and operating expenses.

Acquisition and integration related expenses for the fourth and third quarters of 2018 resulted from the acquisition of Northern States, which was completed during the fourth quarter of 2018.
INCOME TAXES
The Company's effective tax rate for the fourth quarter of 2018 was 24.0%, compared to 11.0% for the third quarter of 2018 and 94.7% for the fourth quarter of 2017. The third quarter of 2018 was impacted by $7.8 million of income tax benefits resulting from tax reform. The Company's effective tax rate for the fourth quarter of 2017 was impacted by the downward revaluation of deferred tax assets ("DTAs") by $26.6 million due to tax reform. Excluding these items, the Company's effective tax rate for the third quarter of 2018 was 24.0%, consistent with the fourth quarter of 2018 and down from 34.1% for the fourth quarter of 2017. The decrease in the effective tax rate from the fourth quarter of 2017 was driven by the reduction in the federal income tax rate from 35% to 21%, which became effective in the first quarter of 2018 as a result of tax reform.
LOAN PORTFOLIO AND ASSET QUALITY
Loan Portfolio Composition
(Dollar amounts in thousands)

	As of					December 31, 2018 Percent Change From
	December 31, 2018
	Legacy	Acquired (1)	Total	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017
Commercial and industrial	$4,091,101	$29,192	$4,120,293	$3,994,142	$3,529,914	3.2	16.7
Agricultural	430,928	—	430,928	432,220	430,886	(0.3)	—
Commercial real estate:
Office, retail, and industrial	1,752,169	68,748	1,820,917	1,782,757	1,979,820	2.1	(8.0)
Multi-family	688,921	75,264	764,185	698,611	675,463	9.4	13.1
Construction	614,688	34,649	649,337	632,779	539,820	2.6	20.3
Other commercial real estate	1,314,924	46,886	1,361,810	1,348,831	1,358,515	1.0	0.2
Total commercial real estate	4,370,702	225,547	4,596,249	4,462,978	4,553,618	3.0	0.9
Total corporate loans	8,892,731	254,739	9,147,470	8,889,340	8,514,418	2.9	7.4
Home equity	846,201	5,406	851,607	853,887	827,055	(0.3)	3.0
1-4 family mortgages	1,007,432	9,749	1,017,181	888,797	774,357	14.4	31.4
Installment	429,167	1,358	430,525	418,524	321,982	2.9	33.7
Total consumer loans	2,282,800	16,513	2,299,313	2,161,208	1,923,394	6.4	19.5
Total loans	$11,175,531	$271,252	$11,446,783	$11,050,548	$10,437,812	3.6	9.7
(1) Amount represents loans acquired in the Northern States transaction, which was completed in the fourth quarter of 2018.
Total loans of $11.4 billion grew by 14.3%, annualized, from September 30, 2018 and 9.7% from December 31, 2017. Excluding loans acquired in the Northern States transaction of $271.3 million, total loans grew by 4.5%, annualized, from September 30, 2018 and 7.1% from December 31, 2017. Compared to both prior periods, growth in commercial and industrial loans was driven primarily by strong production in our sector-based lending. The rise in construction loans compared to December 31, 2017 was due largely to line draws on existing credits. The overall decline in office, retail, and industrial and other commercial real estate loans compared to both prior periods resulted primarily from the decision of certain customers to opportunistically sell their commercial business and investment real estate properties, as well as expected payoffs.
Growth in consumer loans compared to both prior periods benefited from organic production as well as the impact of purchases of 1-4 family mortgages. Compared to December 31, 2017, growth in consumer loans also benefited from the purchase of shorter-duration home equity and installment loans.

Asset Quality
(Dollar amounts in thousands)

	As of			December 31, 2018 Percent Change From
	December 31, 2018	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017
Asset quality
Non-accrual loans	$56,935	$64,766	$66,924	(12.1)	(14.9)
90 days or more past due loans, still accruing interest(1)	8,282	2,949	3,555	180.8	133.0
Total non-performing loans	65,217	67,715	70,479	(3.7)	(7.5)
Accruing troubled debt restructurings ("TDRs")	1,866	1,741	1,796	7.2	3.9
OREO	12,821	12,244	20,851	4.7	(38.5)
Total non-performing assets	$79,904	$81,700	$93,126	(2.2)	(14.2)
30-89 days past due loans(1)	$37,524	$46,257	$39,725
Non-accrual loans to total loans	0.50%	0.59%	0.64%
Non-performing loans to total loans	0.57%	0.61%	0.68%
Non-performing assets to total loans plus OREO	0.70%	0.74%	0.89%
Total allowance for credit losses	$103,419	$100,925	$96,729
Allowance for credit losses to total loans(2)	0.90%	0.91%	0.93%
Allowance for credit losses to loans, excluding acquired loans	1.01%	1.01%	1.07%
Allowance for credit losses to non-accrual loans	181.64%	155.83%	144.54%
(1) Purchased credit impaired loans with an accretable yield are considered current and are not included in past due loan totals.
(2) This ratio includes acquired loans that are recorded at fair value through an acquisition adjustment, which incorporates credit risk as of the acquisition date with no allowance for credit losses being established at that time. As the acquisition adjustment is accreted into income over future periods, an allowance for credit losses on acquired loans is established as necessary to reflect credit deterioration.
Total non-performing assets represented 0.70% of total loans plus OREO at December 31, 2018 compared to 0.74% and 0.89% at September 30, 2018 and December 31, 2017, respectively. The decline in OREO compared to December 31, 2017 resulted from sales of OREO properties.
The allowance for credit losses to total loans was 0.90% at December 31, 2018, consistent with September 30, 2018 and down from 0.93% at December 31, 2017.

Charge-Off Data
(Dollar amounts in thousands)

	Quarters Ended
	December 31, 2018	% of Total	September 30, 2018	% of Total	December 31, 2017	% of Total
Net loan charge-offs(1)
Commercial and industrial	$5,558	73.9	$5,230	65.2	$5,635	79.3
Agricultural	71	0.9	631	7.9	(102)	(1.4)
Office, retail, and industrial	713	9.5	596	7.4	(78)	(1.1)
Multi-family	(3)	—	1	—	(3)	—
Construction	(99)	(1.3)	(4)	—	(12)	(0.2)
Other commercial real estate	(817)	(10.9)	23	0.3	(5)	(0.1)
Consumer	2,094	27.9	1,537	19.2	1,674	23.5
Total net loan charge-offs	$7,517	100.0	$8,014	100.0	$7,109	100.0
Total recoveries included above	$2,810		$1,250		$2,011
Net loan charge-offs to average loans(1)(2)
Quarter-to-date	0.26%		0.29%		0.27%
Year-to-date	0.38%		0.42%		0.21%
(1) Amounts represent charge-offs, net of recoveries.
(2) Annualized based on the actual number of days for each period presented.
Net loan charge-offs to average loans, annualized, were 0.26% for the fourth quarter of 2018, down from 0.29% for the third quarter of 2018 and 0.27% for the fourth quarter of 2017.
DEPOSIT PORTFOLIO
Deposit Composition
(Dollar amounts in thousands)

	Average for Quarters Ended					December 31, 2018 Percent Change From
	December 31, 2018
	Legacy	Acquired(1)	Total	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017
Demand deposits	$3,607,573	$78,233	$3,685,806	$3,624,520	$3,611,811	1.7	2.0
Savings deposits	1,969,197	75,115	2,044,312	2,003,928	2,017,489	2.0	1.3
NOW accounts	2,029,784	98,938	2,128,722	2,164,018	1,992,150	(1.6)	6.9
Money market accounts	1,774,939	56,372	1,831,311	1,772,821	1,938,195	3.3	(5.5)
Core deposits	9,381,493	308,658	9,690,151	9,565,287	9,559,645	1.3	1.4
Time deposits	2,216,839	94,614	2,311,453	1,993,361	1,619,758	16.0	42.7
Total deposits	$11,598,332	$403,272	$12,001,604	$11,558,648	$11,179,403	3.8	7.4
(1) Amount represents deposits assumed in the Northern States transaction, which was completed in the fourth quarter of 2018.
Total average deposits were $12.0 billion for the fourth quarter of 2018, up 3.8% from the third quarter of 2018 and 7.4% from the fourth quarter of 2017. Excluding the impact of average deposits acquired in the Northern States transaction, total average deposits were consistent with the third quarter of 2018 and up 3.7% from the fourth quarter of 2017. The increase from the fourth quarter of 2017 resulted from the continued success of time deposit marketing initiatives.

CAPITAL MANAGEMENT

Capital Ratios

	As of
	December 31, 2018	September 30, 2018	December 31, 2017
Company regulatory capital ratios:
Total capital to risk-weighted assets	12.62%	12.32%	12.15%
Tier 1 capital to risk-weighted assets	10.20%	10.34%	10.10%
Common equity Tier 1 ("CET1") to risk-weighted assets	10.20%	9.93%	9.68%
Tier 1 capital to average assets	8.90%	9.10%	8.99%
Company tangible common equity ratios(1)(2):
Tangible common equity to tangible assets	8.59%	8.21%	8.33%
Tangible common equity, excluding accumulated other comprehensive income ("AOCI"), to tangible assets	8.95%	8.74%	8.58%
Tangible common equity to risk-weighted assets	9.81%	9.33%	9.31%

(1) These ratios are not subject to formal Federal Reserve regulatory guidance.
(2) Tangible common equity ("TCE") represents common stockholders' equity less goodwill and identifiable intangible assets. For details of the calculation of these ratios, see the sections titled, "Non-GAAP Financial Information" and "Non-GAAP Reconciliations" presented later in this release.
Compared to both prior periods, total capital and CET1 to risk-weighted assets were up as a result of strong earnings, partially offset by the Northern States acquisition and the impact of loan growth and securities purchases on risk-weighted assets. Overall, both Tier 1 capital ratios decreased compared to prior periods, which was driven primarily by the phase out of Tier 1 treatment of the Company's trust-preferred securities due to asset growth.
The Board of Directors approved a quarterly cash dividend of $0.12 per common share during the fourth quarter of 2018, which is a 9% increase from the third quarter of 2018. This dividend represents the 144th consecutive cash dividend paid by the Company since its inception in 1983.

Conference Call
A conference call to discuss the Company's results, outlook, and related matters will be held on Wednesday, January 23, 2019 at 11:00 A.M. (ET). Members of the public who would like to listen to the conference call should dial (877) 507-0639 (U.S. domestic) or (412) 317-6003 (International) and ask for the First Midwest Bancorp, Inc. Earnings Conference Call. The number should be dialed 10 to 15 minutes prior to the start of the conference call. There is no charge to access the call. The conference call will also be accessible as an audio webcast through the Investor Relations section of the Company's website, www.firstmidwest.com/investorrelations. For those unable to listen to the live broadcast, a replay will be available on the Company's website or by dialing (877) 344-7529 (U.S. domestic) or (412) 317-0088 (International) conference I.D. 10127613 beginning one hour after completion of the live call until 9:00 A.M. (ET) on February 6, 2019. Please direct any questions regarding obtaining access to the conference call to First Midwest Bancorp, Inc. Investor Relations, via e-mail, at investor.relations@firstmidwest.com.
Press Release, Presentation Materials, and Additional Information Available on Website
This press release, the presentation materials to be discussed during the conference call, and the accompanying unaudited Selected Financial Information are available through the "Investor Relations" section of First Midwest's website at www.firstmidwest.com/investorrelations.
Forward-Looking Statements
This press release, as well as any oral statements made by or on behalf of First Midwest, may contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by the use of words such as "may," "might," "will," "would," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "outlook," "predict," "project," "probable," "potential," "possible," "target," "continue," "look forward," or "assume" and words of similar import. Forward-looking statements are not historical facts or guarantees of future performance but instead express only management's beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management's control. It is possible that actual results and events may differ, possibly materially, from the anticipated results or events indicated in these forward-looking statements. First Midwest cautions you not to place undue reliance on these statements. Forward-looking statements are made only as of the date of this press release, and First Midwest undertakes no obligation to update any forward-looking statements contained in this press release to reflect new information or events or conditions after the date hereof.
Forward-looking statements may be deemed to include, among other things, statements relating to First Midwest's future financial performance, including the related outlook for 2019, the performance of First Midwest's loan or securities portfolio, the expected amount of future credit reserves or charge-offs, corporate strategies or objectives, including the impact of certain actions and initiatives, First Midwest's Delivering Excellence initiative, including actions, goals, and expectations, as well as costs and benefits associated therewith and the timing thereof, anticipated trends in First Midwest's business, regulatory developments, the impact of federal income tax reform legislation, acquisition transactions, including First Midwest's proposed acquisition of Bridgeview, estimated synergies, cost savings and financial benefits of completed transactions, and growth strategies, including possible future acquisitions. These statements are subject to certain risks, uncertainties and assumptions. For a discussion of these risks, uncertainties and assumptions, you should refer to the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in First Midwest's Annual Report on Form 10-K for the year ended December 31, 2017, as well as First Midwest's subsequent filings made with the Securities and Exchange Commission ("SEC"). However, these risks and uncertainties are not exhaustive. Other sections of such reports describe additional factors that could adversely impact First Midwest's business and financial performance.
Non-GAAP Financial Information
The Company's accounting and reporting policies conform to U.S. generally accepted accounting principles ("GAAP") and general practices within the banking industry. As a supplement to GAAP, the Company provides non-GAAP performance results, which the Company believes are useful because they assist investors in assessing the Company's operating performance. These non-GAAP financial measures include EPS, adjusted, the efficiency ratio, return on average assets, adjusted, tax-equivalent net interest income (including its individual components), tax-equivalent net interest margin, tax-equivalent net interest margin, adjusted, noninterest income, adjusted, noninterest expense, adjusted, effective income tax rate, adjusted, tangible common equity to tangible assets, tangible common equity, excluding AOCI, to tangible assets, tangible common equity to risk-weighted assets, return on average common equity, adjusted, return on average tangible common equity, and return on average tangible common equity, adjusted.
The Company presents EPS, the efficiency ratio, return on average assets, return on average common equity, and return on average tangible common equity, all adjusted for certain significant transactions. These transactions include acquisition and integration related expenses associated with completed and pending acquisitions (fourth and third quarters of 2018 and full years 2018 and 2017), Delivering Excellence implementation costs (fourth, third, and second quarters of 2018 and full year 2018), certain income tax benefits resulting from tax reform (third quarter and full year 2018), the revaluations of DTAs (fourth quarter and full year

2017), certain actions resulting in securities losses and gains (fourth quarter and full year 2017), and a special bonus to colleagues and charitable contributions to the First Midwest Charitable Foundation (fourth quarter and full year 2017). Management believes excluding these transactions from EPS, the efficiency ratio, return on average assets, return on average common equity, and return on average tangible common equity may be useful in assessing the Company's underlying operational performance since these transactions do not pertain to its core business operations and their exclusion may facilitate better comparability between periods. Management believes that excluding acquisition and integration related expenses from these metrics may be useful to the Company, as well as analysts and investors, since these expenses can vary significantly based on the size, type, and structure of each acquisition. Additionally, management believes excluding these transactions from these metrics may enhance comparability for peer comparison purposes.
The Company presents noninterest income, adjusted, which excludes the accounting reclassification and net securities losses, and noninterest expense, adjusted, which excludes the accounting reclassification, Delivering Excellence implementation costs, and acquisition and integration related expenses. In addition, the Company presents the effective income tax rate, adjusted, which excludes certain income tax benefits resulting from tax reform and the revaluations of DTAs. Management believes that excluding these items from noninterest income, noninterest expense, and the effective income tax rate may be useful in assessing the Company’s underlying operational performance as these items either do not pertain to its core business operations or their exclusion may facilitate better comparability between periods and for peer comparison purposes.
The tax-equivalent adjustment to net interest income and net interest margin recognizes the income tax savings when comparing taxable and tax-exempt assets. Interest income and yields on tax-exempt securities and loans subsequent to December 31, 2017 are presented using the current federal income tax rate of 21% and prior periods are computed using the federal income tax rate applicable at that time of 35%. Management believes that it is standard practice in the banking industry to present net interest income and net interest margin on a fully tax-equivalent basis and that it may enhance comparability for peer comparison purposes. In addition, management believes that presenting tax-equivalent net interest margin, adjusted, may enhance comparability for peer comparison purposes and is useful to the Company, as well as analysts and investors, since acquired loan accretion income may fluctuate based on the size of each acquisition, as well as from period to period.
In management's view, tangible common equity measures are capital adequacy metrics that may be meaningful to the Company, as well as analysts and investors, in assessing the Company's use of equity and in facilitating comparisons with peers. These non-GAAP measures are valuable indicators of a financial institution's capital strength since they eliminate intangible assets from stockholders' equity and retain the effect of accumulated other comprehensive loss in stockholders' equity.
Although intended to enhance investors' understanding of the Company's business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP. In addition, these non-GAAP financial measures may differ from those used by other financial institutions to assess their business and performance. See the previously provided tables and the following reconciliations in the "Non-GAAP Reconciliations" section for details on the calculation of these measures to the extent presented herein.
Additional Information
The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger of First Midwest and Bridgeview, First Midwest will file a registration statement on Form S-4 with the SEC. The registration statement will include a proxy statement of Bridgeview, which also will constitute a prospectus of First Midwest, that will be sent to Bridgeview stockholders. Investors and stockholders are advised to read the registration statement and proxy statement/prospectus when it becomes available because it will contain important information about First Midwest, Bridgeview and the proposed transaction. When filed, this document and other documents relating to the transaction filed by First Midwest can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing First Midwest’s website at www.firstmidwest.com under the tab “Investor Relations” and then under “SEC Filings.” Alternatively, these documents can be obtained free of charge from First Midwest upon written request to First Midwest Bancorp, Inc., Attn: Corporate Secretary, 8750 West Bryn Mawr Avenue, Suite 1300, Chicago, Illinois 60631 or by calling (708) 831-7483, or from Bridgeview upon written request to Bridgeview Bancorp, Inc., Attn: William Conaghan, President and Chief Executive Officer, 4753 North Broadway, Chicago, Illinois 60640 or by calling (773) 989-5728.
Participants in this Transaction
First Midwest, Bridgeview and certain of their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from Bridgeview stockholders in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about First Midwest and its directors and certain of its officers may be found in First Midwest’s definitive proxy statement relating to its 2018 Annual Meeting of Stockholders filed with the SEC on April 11, 2018 and First

Midwest’s annual report on Form 10-K for the year ended December 31, 2017 filed with the SEC on February 28, 2018. The definitive proxy statement and annual report can be obtained free of charge from the SEC’s website at www.sec.gov.
About the Company
First Midwest (NASDAQ: FMBI) is a relationship-focused financial institution and one of the largest independent publicly-traded bank holding companies based on assets headquartered in Chicago and the Midwest, with over $15 billion in assets and approximately $11 billion in trust assets under management. First Midwest's principal subsidiary, First Midwest Bank, and other affiliates provide a full range of commercial, treasury management, equipment leasing, consumer, wealth management, trust and private banking products and services through locations in metropolitan Chicago, northwest Indiana, central and western Illinois, and eastern Iowa. Visit First Midwest at www.firstmidwest.com.
Contacts

Investors Patrick S. Barrett EVP, Chief Financial Officer (708) 831-7231 pat.barrett@firstmidwest.com	Media Maurissa Kanter SVP, Director of Corporate Communications (708) 831-7345 maurissa.kanter@firstmidwest.com

Accompanying Unaudited Selected Financial Information

Consolidated Statements of Financial Condition (Unaudited) (Dollar amounts in thousands)

	As of
	December 31,	September 30,	June 30,	March 31,	December 31,
	2018	2018	2018	2018	2017
Period-End Balance Sheet
Assets
Cash and due from banks	$211,189	$185,239	$181,482	$150,138	$192,800
Interest-bearing deposits in other banks	78,069	111,360	192,785	84,898	153,770
Trading securities, at fair value(1)	—	—	—	—	20,447
Equity securities, at fair value(1)	30,806	29,046	28,441	28,513	—
Securities available-for-sale, at fair value(1)	2,272,009	2,179,410	2,142,865	2,040,950	1,884,209
Securities held-to-maturity, at amortized cost	10,176	12,673	13,042	13,400	13,760
FHLB and FRB stock	80,302	87,728	82,778	80,508	69,708
Loans:
Commercial and industrial	4,120,293	3,994,142	3,844,067	3,659,066	3,529,914
Agricultural	430,928	432,220	433,175	435,734	430,886
Commercial real estate:
Office, retail, and industrial	1,820,917	1,782,757	1,834,918	1,931,202	1,979,820
Multi-family	764,185	698,611	703,091	695,830	675,463
Construction	649,337	632,779	633,601	585,766	539,820
Other commercial real estate	1,361,810	1,348,831	1,337,396	1,363,238	1,358,515
Home equity	851,607	853,887	847,903	881,534	827,055
1-4 family mortgages	1,017,181	888,797	880,181	798,902	774,357
Installment	430,525	418,524	377,233	325,502	321,982
Total loans	11,446,783	11,050,548	10,891,565	10,676,774	10,437,812
Allowance for loan losses	(102,219)	(99,925)	(96,691)	(94,854)	(95,729)
Net loans	11,344,564	10,950,623	10,794,874	10,581,920	10,342,083
OREO	12,821	12,244	12,892	17,472	20,851
Premises, furniture, and equipment, net	132,502	126,389	127,024	126,348	123,316
Investment in bank-owned life insurance ("BOLI")	296,733	284,074	282,664	281,285	279,900
Goodwill and other intangible assets	790,744	751,248	753,020	754,814	754,757
Accrued interest receivable and other assets	245,734	231,465	206,209	219,725	221,451
Total assets	$15,505,649	$14,961,499	$14,818,076	$14,379,971	$14,077,052
Liabilities and Stockholders' Equity
Noninterest-bearing deposits	$3,642,989	$3,618,384	$3,667,847	$3,527,081	$3,576,190
Interest-bearing deposits	8,441,123	7,908,730	7,824,416	7,618,941	7,477,135
Total deposits	12,084,112	11,527,114	11,492,263	11,146,022	11,053,325
Borrowed funds	906,079	1,073,546	981,044	950,688	714,884
Senior and subordinated debt	203,808	195,595	195,453	195,312	195,170
Accrued interest payable and other liabilities	256,652	247,569	265,753	218,662	248,799
Stockholders' equity	2,054,998	1,917,675	1,883,563	1,869,287	1,864,874
Total liabilities and stockholders' equity	$15,505,649	$14,961,499	$14,818,076	$14,379,971	$14,077,052
Stockholders' equity, excluding AOCI	$2,107,510	$1,992,808	$1,947,963	$1,926,818	$1,897,910
Stockholders' equity, common	2,054,998	1,917,675	1,883,563	1,869,287	1,864,874
Footnote to Consolidated Statements of Financial Condition

(1)
As a result of accounting guidance adopted in the first quarter of 2018, equity securities are no longer presented within trading securities or securities available-for-sale and are now presented as equity securities in the Consolidated Statements of Financial Condition for periods subsequent to December 31, 2017.

Condensed Consolidated Statements of Income (Unaudited) (Dollar amounts in thousands)

	Quarters Ended					Years Ended
	December 31,	September 30,	June 30,	March 31,	December 31,	December 31,	December 31,
	2018	2018	2018	2018	2017	2018	2017
Income Statement
Interest income	$159,527	$149,532	$142,088	$131,345	$129,585	$582,492	$509,716
Interest expense	20,898	17,505	14,685	12,782	10,254	65,870	37,712
Net interest income	138,629	132,027	127,403	118,563	119,331	516,622	472,004
Provision for loan losses	9,811	11,248	11,614	15,181	8,024	47,854	31,290
Net interest income after provision for loan losses	128,818	120,779	115,789	103,382	111,307	468,768	440,714
Noninterest Income
Service charges on deposit accounts	12,627	12,378	12,058	11,652	12,289	48,715	48,368
Wealth management fees	10,951	10,622	10,981	10,958	10,967	43,512	41,321
Card-based fees, net(1):
Card-based fees	6,615	5,975	6,270	5,692	6,052	24,552	28,992
Cardholder expenses	(2,041)	(1,852)	(1,876)	(1,759)	—	(7,528)	—
Card-based fees, net	4,574	4,123	4,394	3,933	6,052	17,024	28,992
Capital market products income	1,408	1,936	2,819	1,558	1,986	7,721	8,171
Mortgage banking income	1,304	1,657	1,736	2,397	2,352	7,094	8,131
Merchant servicing fees, net(1):
Merchant servicing fees	2,566	2,702	2,553	2,237	1,771	10,058	10,340
Merchant card expenses	(2,201)	(2,315)	(2,170)	(1,907)	—	(8,593)	—
Merchant servicing fees, net	365	387	383	330	1,771	1,465	10,340
Other service charges, commissions, and fees	2,353	2,399	2,455	2,218	2,369	9,425	9,843
Total fee-based revenues	33,582	33,502	34,826	33,046	37,786	134,956	155,166
Other income	2,880	2,164	2,121	2,471	2,476	9,636	9,859
Net securities losses	—	—	—	—	(5,357)	—	(1,876)
Total noninterest income	36,462	35,666	36,947	35,517	34,905	144,592	163,149
Noninterest Expense
Salaries and employee benefits:
Salaries and wages	45,011	44,067	46,256	45,830	48,204	181,164	182,507
Retirement and other employee benefits	10,378	10,093	11,676	10,957	10,204	43,104	41,886
Total salaries and employee benefits	55,389	54,160	57,932	56,787	58,408	224,268	224,393
Net occupancy and equipment expense	12,827	13,183	13,651	13,773	12,826	53,434	49,751
Professional services	8,859	7,944	8,298	7,580	7,616	32,681	33,689
Technology and related costs	4,849	4,763	4,837	4,771	4,645	19,220	18,068
Advertising and promotions	2,011	3,526	2,061	1,650	4,083	9,248	8,694
Net OREO expense	763	(413)	(256)	1,068	695	1,162	4,683
Merchant card expense(1)	—	—	—	—	1,423	—	8,377
Cardholder expenses(1)	—	—	—	—	1,915	—	7,323
Other expenses	13,418	11,015	11,878	9,953	10,715	46,264	40,808
Delivering Excellence implementation costs	3,159	2,239	15,015	—	—	20,413	—
Acquisition and integration related expenses	9,553	60	—	—	—	9,613	20,123
Total noninterest expense	110,828	96,477	113,416	95,582	102,326	416,303	415,909
Income before income tax expense	54,452	59,968	39,320	43,317	43,886	197,057	187,954
Income tax expense	13,044	6,616	9,720	9,807	41,539	39,187	89,567
Net income	$41,408	$53,352	$29,600	$33,510	$2,347	$157,870	$98,387
Net income applicable to common shares	$41,088	$52,911	$29,360	$33,199	$2,341	$156,558	$97,471
Net income applicable to common shares, adjusted(2)	$50,622	$46,837	$40,621	$33,199	$34,131	$171,279	$136,599
Footnotes to Condensed Consolidated Statements of Income

(1)
As a result of accounting guidance adopted in 2018, certain noninterest income line items and related noninterest expense line items that are presented on a gross basis for periods prior to December 31, 2017 are now presented on a net basis in noninterest income for periods subsequent to December 31, 2017.

(2)	See the "Non-GAAP Reconciliations" section for the detailed calculation.

Selected Financial Information (Unaudited) (Amounts in thousands, except per share data)

	As of or for the
	Quarters Ended					Years Ended
	December 31,	September 30,	June 30,	March 31,	December 31,	December 31,	December 31,
	2018	2018	2018	2018	2017	2018	2017
EPS
Basic EPS	$0.39	$0.52	$0.29	$0.33	$0.02	$1.52	$0.96
Diluted EPS	$0.39	$0.52	$0.29	$0.33	$0.02	$1.52	$0.96
Diluted EPS, adjusted(1)	$0.48	$0.46	$0.40	$0.33	$0.34	$1.67	$1.35
Common Stock and Related Per Common Share Data
Book value	$19.32	$18.61	$18.28	$18.13	$18.16	$19.32	$18.16
Tangible book value	$11.88	$11.32	$10.97	$10.81	$10.81	$11.88	$10.81
Dividends declared per share	$0.12	$0.11	$0.11	$0.11	$0.10	$0.45	$0.39
Closing price at period end	$19.81	$26.59	$25.47	$24.59	$24.01	$19.81	$24.01
Closing price to book value	1.0	1.4	1.4	1.4	1.3	1.0	1.3
Period end shares outstanding	106,375	103,058	103,059	103,092	102,717	106,375	102,717
Period end treasury shares	9,297	9,301	9,297	9,261	9,634	9,297	9,634
Common dividends	$12,774	$11,326	$11,333	$11,349	$10,278	$46,782	$40,071
Key Ratios/Data
Return on average common equity(2)	8.09%	10.99%	6.23%	7.19%	0.49%	8.14%	5.32%
Return on average common equity, adjusted(1)(2)	9.97%	9.73%	8.62%	7.19%	7.20%	8.91%	7.45%
Return on average tangible common equity(1)(2)	13.42%	18.60%	10.83%	12.50%	1.20%	13.87%	9.44%
Return on average tangible common equity, adjusted(1)(2)	16.42%	16.51%	14.81%	12.50%	12.35%	15.13%	13.06%
Return on average assets(2)	1.06%	1.42%	0.81%	0.96%	0.07%	1.07%	0.70%
Return on average assets, adjusted(1)(2)	1.30%	1.26%	1.12%	0.96%	0.96%	1.17%	0.98%
Loans to deposits	94.73%	95.87%	94.77%	95.79%	94.43%	94.73%	94.43%
Efficiency ratio(1)	55.25%	56.03%	59.65%	60.96%	60.78%	57.87%	60.09%
Efficiency ratio, prior presentation(1)(3)	N/A	N/A	N/A	N/A	60.32%	N/A	59.73%
Net interest margin(2)(4)	3.96%	3.92%	3.91%	3.80%	3.84%	3.90%	3.87%
Yield on average interest-earning assets(2)(4)	4.56%	4.44%	4.35%	4.20%	4.16%	4.39%	4.17%
Cost of funds(2)(5)	0.63%	0.55%	0.47%	0.43%	0.34%	0.52%	0.32%
Net noninterest expense to average assets(2)	1.90%	1.62%	2.10%	1.72%	1.74%	1.84%	1.79%
Effective income tax rate	23.96%	11.03%	24.72%	22.64%	94.65%	19.89%	47.65%
Effective income tax rate, adjusted(1)	23.96%	24.04%	24.72%	22.64%	34.14%	23.84%	35.04%
Capital Ratios
Total capital to risk-weighted assets(1)	12.62%	12.32%	12.07%	12.07%	12.15%	12.62%	12.15%
Tier 1 capital to risk-weighted assets(1)	10.20%	10.34%	10.09%	10.07%	10.10%	10.20%	10.10%
CET1 to risk-weighted assets(1)	10.20%	9.93%	9.68%	9.65%	9.68%	10.20%	9.68%
Tier 1 capital to average assets(1)	8.90%	9.10%	8.95%	9.07%	8.99%	8.90%	8.99%
Tangible common equity to tangible assets(1)	8.59%	8.21%	8.04%	8.18%	8.33%	8.59%	8.33%
Tangible common equity, excluding AOCI, to tangible assets(1)	8.95%	8.74%	8.50%	8.60%	8.58%	8.95%	8.58%
Tangible common equity to risk- weighted assets(1)	9.81%	9.33%	9.16%	9.18%	9.31%	9.81%	9.31%
Note: Selected Financial Information footnotes are located at the end of this section.

Selected Financial Information (Unaudited) (Amounts in thousands, except per share data)

	As of or for the
	Quarters Ended					Years Ended
	December 31,	September 30,	June 30,	March 31,	December 31,	December 31,	December 31,
	2018	2018	2018	2018	2017	2018	2017
Asset quality Performance Data
Non-performing assets
Commercial and industrial	$33,507	$37,981	$22,672	$43,974	$40,580	$33,507	$40,580
Agricultural	1,564	2,104	2,992	4,086	219	1,564	219
Commercial real estate:
Office, retail, and industrial	6,510	6,685	9,007	12,342	11,560	6,510	11,560
Multi-family	3,107	3,184	3,551	144	377	3,107	377
Construction	144	208	208	208	209	144	209
Other commercial real estate	2,854	4,578	5,288	4,088	3,621	2,854	3,621
Consumer	9,249	10,026	9,757	10,173	10,358	9,249	10,358
Total non-accrual loans	56,935	64,766	53,475	75,015	66,924	56,935	66,924
90 days or more past due loans, still accruing interest	8,282	2,949	7,954	4,633	3,555	8,282	3,555
Total non-performing loans	65,217	67,715	61,429	79,648	70,479	65,217	70,479
Accruing TDRs	1,866	1,741	1,760	1,778	1,796	1,866	1,796
OREO	12,821	12,244	12,892	17,472	20,851	12,821	20,851
Total non-performing assets	$79,904	$81,700	$76,081	$98,898	$93,126	$79,904	$93,126
30-89 days past due loans	$37,524	$46,257	$39,171	$42,573	$39,725	$37,524	$39,725
Allowance for credit losses
Allowance for loan losses	$102,219	$99,925	$96,691	$94,854	$95,729	$102,219	$95,729
Reserve for unfunded commitments	1,200	1,000	1,000	1,000	1,000	1,200	1,000
Total allowance for credit losses	$103,419	$100,925	$97,691	$95,854	$96,729	$103,419	$96,729
Provision for loan losses	$9,811	$11,248	$11,614	$15,181	$8,024	$47,854	$31,290
Net charge-offs by category
Commercial and industrial	$5,558	$5,230	$7,081	$13,149	$5,635	$31,018	$17,487
Agricultural	71	631	828	983	(102)	2,513	1,248
Commercial real estate:
Office, retail, and industrial	713	596	279	364	(78)	1,952	(2,745)
Multi-family	(3)	1	4	—	(3)	2	(39)
Construction	(99)	(4)	(8)	(13)	(12)	(124)	(232)
Other commercial real estate	(817)	23	(358)	30	(5)	(1,122)	511
Consumer	2,094	1,537	1,951	1,543	1,674	7,125	5,414
Total net charge-offs	7,517	8,014	9,777	16,056	7,109	41,364	21,644
Total recoveries included above	$2,810	$1,250	$1,532	$1,029	$2,011	$6,621	$9,179
Note: Selected Financial Information footnotes are located at the end of this section.

Selected Financial Information (Unaudited)

	As of or for the
	Quarters Ended
	December 31,	September 30,	June 30,	March 31,	December 31,
	2018	2018	2018	2018	2017
Asset quality ratios
Non-accrual loans to total loans	0.50%	0.59%	0.49%	0.70%	0.64%
Non-performing loans to total loans	0.57%	0.61%	0.56%	0.75%	0.68%
Non-performing assets to total loans plus OREO	0.70%	0.74%	0.70%	0.92%	0.89%
Non-performing assets to tangible common equity plus allowance for credit losses	5.84%	6.45%	6.19%	8.17%	7.72%
Non-accrual loans to total assets	0.37%	0.43%	0.36%	0.52%	0.48%
Allowance for credit losses and net charge-off ratios
Allowance for credit losses to total loans(6)	0.90%	0.91%	0.90%	0.90%	0.93%
Allowance for credit losses to loans, excluding acquired loans	1.01%	1.01%	1.00%	1.01%	1.07%
Allowance for credit losses to non-accrual loans	181.64%	155.83%	182.69%	127.78%	144.54%
Allowance for credit losses to non-performing loans	158.58%	149.04%	159.03%	120.35%	137.25%
Net charge-offs to average loans(2)	0.26%	0.29%	0.36%	0.62%	0.27%
Footnotes to Selected Financial Information

(1)	See the "Non-GAAP Reconciliations" section for the detailed calculation.

(2)	Annualized based on the actual number of days for each period presented.

(3)
Presented as calculated prior to March 31, 2018, which included a tax-equivalent adjustment for BOLI. Management believes that removing this adjustment from the current calculation of this metric enhances comparability for peer comparison purposes.

(4)
Presented on a tax-equivalent basis, assuming the applicable federal income tax rate for each period presented. As a result, interest income and yields on tax-exempt securities and loans subsequent to December 31, 2017 are presented using the current federal income tax rate of 21% and prior periods are computed using the federal income tax rate applicable at that time of 35%.

(5)	Cost of funds expresses total interest expense as a percentage of total average funding sources.

(6)
This ratio includes acquired loans that are recorded at fair value through an acquisition adjustment, which incorporates credit risk, as of the acquisition date with no allowance for credit losses being established at that time. As the acquisition adjustment is accreted into income over future periods, an allowance for credit losses is established on acquired loans as necessary to reflect credit deterioration.

Non-GAAP Reconciliations (Unaudited) (Amounts in thousands, except per share data)

	Quarters Ended					Years Ended
	December 31,	September 30,	June 30,	March 31,	December 31,	December 31,	December 31,
	2018	2018	2018	2018	2017	2018	2017
EPS
Net income	$41,408	$53,352	$29,600	$33,510	$2,347	$157,870	$98,387
Net income applicable to non- vested restricted shares	(320)	(441)	(240)	(311)	(6)	(1,312)	(916)
Net income applicable to common shares	41,088	52,911	29,360	33,199	2,341	156,558	97,471
Adjustments to net income:
Delivering Excellence implementation costs	3,159	2,239	15,015	—	—	20,413	—
Tax effect of Delivering Excellence implementation costs	(790)	(560)	(3,754)	—	—	(5,104)	—
Acquisition and integration related expenses	9,553	60	—	—	—	9,613	20,123
Tax effect of acquisition and integration related expenses	(2,388)	(15)	—	—	—	(2,403)	(8,053)
Income tax benefits(1)	—	(7,798)	—	—	—	(7,798)	—
DTA revaluation	—	—	—	—	26,555	—	23,709
Losses from securities portfolio repositioning	—	—	—	—	5,357	—	2,160
Tax effect of losses from securities portfolio repositioning	—	—	—	—	(2,196)	—	(885)
Special bonus	—	—	—	—	1,915	—	1,915
Tax effect of special bonus	—	—	—	—	(785)	—	(785)
Charitable contribution	—	—	—	—	1,600	—	1,600
Tax effect of charitable contribution	—	—	—	—	(656)	—	(656)
Total adjustments to net income, net of tax	9,534	(6,074)	11,261	—	31,790	14,721	39,128
Net income applicable to common shares, adjusted(2)	$50,622	$46,837	$40,621	$33,199	$34,131	$171,279	$136,599
Weighted-average common shares outstanding:
Weighted-average common shares outstanding (basic)	105,116	102,178	102,159	101,922	101,766	102,850	101,423
Dilutive effect of common stock equivalents	—	—	—	16	21	4	20
Weighted-average diluted common shares outstanding	105,116	102,178	102,159	101,938	101,787	102,854	101,443
Basic EPS	$0.39	$0.52	$0.29	$0.33	$0.02	$1.52	$0.96
Diluted EPS	$0.39	$0.52	$0.29	$0.33	$0.02	$1.52	$0.96
Diluted EPS, adjusted(2)	$0.48	$0.46	$0.40	$0.33	$0.34	$1.67	$1.35
Anti-dilutive shares not included in the computation of diluted EPS	—	—	—	110	190	27	229
Effective Tax Rate
Income before income tax expense	$54,452	$59,968	$39,320	$43,317	$43,886	$197,057	$187,954
Income tax expense	$13,044	$6,616	$9,720	$9,807	$41,539	$39,187	$89,567
Income tax benefits(1)	—	7,798	—	—	—	7,798	—
DTA revaluation	—	—	—	—	(26,555)	—	(23,709)
Income tax expense, adjusted	$13,044	$14,414	$9,720	$9,807	$14,984	$46,985	$65,858
Effective income tax rate	23.96%	11.03%	24.72%	22.64%	94.65%	19.89%	47.65%
Effective income tax rate, adjusted	23.96%	24.04%	24.72%	22.64%	34.14%	23.84%	35.04%

Note: Non-GAAP Reconciliations footnotes are located at the end of this section.

Non-GAAP Reconciliations (Unaudited) (Amounts in thousands, except per share data)

	As of or for the
	Quarters Ended					Years Ended
	December 31,	September 30,	June 30,	March 31,	December 31,	December 31,	December 31,
	2018	2018	2018	2018	2017	2018	2017
Return on Average Common and Tangible Common Equity
Net income applicable to common shares	$41,088	$52,911	$29,360	$33,199	$2,341	$156,558	$97,471
Intangibles amortization	2,077	1,772	1,794	1,802	1,806	7,444	7,865
Tax effect of intangibles amortization	(519)	(443)	(449)	(508)	(740)	(1,919)	(3,183)
Net income applicable to common shares, excluding intangibles amortization	42,646	54,240	30,705	34,493	3,407	162,083	102,153
Total adjustments to net income, net of tax(2)	9,534	(6,074)	11,261	—	31,790	14,721	39,128
Net income applicable to common shares, adjusted(2)	$52,180	$48,166	$41,966	$34,493	$35,197	$176,804	$141,281
Average stockholders' equity	$2,015,217	$1,909,330	$1,890,727	$1,873,419	$1,880,265	$1,922,527	$1,832,880
Less: average intangible assets	(754,495)	(752,109)	(753,887)	(753,870)	(749,700)	(753,588)	(751,292)
Average tangible common equity	$1,260,722	$1,157,221	$1,136,840	$1,119,549	$1,130,565	$1,168,939	$1,081,588
Return on average common equity(3)	8.09%	10.99%	6.23%	7.19%	0.49%	8.14%	5.32%
Return on average common equity, adjusted(2)(3)	9.97%	9.73%	8.62%	7.19%	7.20%	8.91%	7.45%
Return on average tangible common equity(3)	13.42%	18.60%	10.83%	12.50%	1.20%	13.87%	9.44%
Return on average tangible common equity, adjusted(2)(3)	16.42%	16.51%	14.81%	12.50%	12.35%	15.13%	13.06%
Return on Average Assets
Net income	$41,408	$53,352	$29,600	$33,510	$2,347	$157,870	$98,387
Total adjustments to net income, net of tax(2)	9,534	(6,074)	11,261	—	31,790	14,721	39,128
Net income, adjusted(2)	$50,942	$47,278	$40,861	$33,510	$34,137	$172,591	$137,515
Average assets	$15,503,399	$14,894,670	$14,605,715	$14,187,053	$14,118,625	$14,801,581	$13,978,693
Return on average assets(3)	1.06%	1.42%	0.81%	0.96%	0.07%	1.07%	0.70%
Return on average assets, adjusted(2)(3)	1.30%	1.26%	1.12%	0.96%	0.96%	1.17%	0.98%
Efficiency Ratio Calculation
Noninterest expense	$110,828	$96,477	$113,416	$95,582	$102,326	$416,303	$415,909
Less:
Net OREO expense	(763)	413	256	(1,068)	(695)	(1,162)	(4,683)
Delivering Excellence implementation costs	(3,159)	(2,239)	(15,015)	—	—	(20,413)	—
Acquisition and integration related expenses	(9,553)	(60)	—	—	—	(9,613)	(20,123)
Special bonus	—	—	—	—	(1,915)	—	(1,915)
Charitable contribution	—	—	—	—	(1,600)	—	(1,600)
Total	$97,353	$94,591	$98,657	$94,514	$98,116	$385,115	$387,588
Tax-equivalent net interest income(4)	$139,755	$133,161	$128,442	$119,538	$121,154	$520,896	$479,965
Noninterest income	36,462	35,666	36,947	35,517	34,905	144,592	163,149
Less: net securities losses	—	—	—	—	5,357	—	1,876
Total	$176,217	$168,827	$165,389	$155,055	$161,416	$665,488	$644,990
Efficiency ratio	55.25%	56.03%	59.65%	60.96%	60.78%	57.87%	60.09%

Note: Non-GAAP Reconciliations footnotes are located at the end of this section.

Non-GAAP Reconciliations (Unaudited) (Amounts in thousands, except per share data)

	As of or for the
	Quarters Ended
	December 31,	September 30,	June 30,	March 31,	December 31,
	2018	2018	2018	2018	2017
Risk-Based Capital Data
Common stock	$1,157	$1,124	$1,124	$1,123	$1,123
Additional paid-in capital	1,114,580	1,028,635	1,025,703	1,021,923	1,031,870
Retained earnings	1,192,767	1,164,133	1,122,107	1,103,840	1,074,990
Treasury stock, at cost	(200,994)	(201,084)	(200,971)	(200,068)	(210,073)
Goodwill and other intangible assets, net of deferred tax liabilities	(790,744)	(751,248)	(753,020)	(754,814)	(743,327)
Disallowed DTAs	(1,334)	—	(389)	(522)	(644)
CET1 capital	1,315,432	1,241,560	1,194,554	1,171,482	1,153,939
Trust-preferred securities	—	50,690	50,690	50,690	50,690
Other disallowed DTAs	(334)	—	(97)	(131)	(161)
Tier 1 capital	1,315,098	1,292,250	1,245,147	1,222,041	1,204,468
Tier 2 capital	311,391	248,118	244,795	242,870	243,656
Total capital	$1,626,489	$1,540,368	$1,489,942	$1,464,911	$1,448,124
Risk-weighted assets	$12,892,180	$12,500,342	$12,345,200	$12,135,662	$11,920,372
Adjusted average assets	$14,782,327	$14,202,776	$13,907,100	$13,472,294	$13,404,998
Total capital to risk-weighted assets	12.62%	12.32%	12.07%	12.07%	12.15%
Tier 1 capital to risk-weighted assets	10.20%	10.34%	10.09%	10.07%	10.10%
CET1 to risk-weighted assets	10.20%	9.93%	9.68%	9.65%	9.68%
Tier 1 capital to average assets	8.90%	9.10%	8.95%	9.07%	8.99%
Tangible Common Equity
Stockholders' equity	$2,054,998	$1,917,675	$1,883,563	$1,869,287	$1,864,874
Less: goodwill and other intangible assets	(790,744)	(751,248)	(753,020)	(754,814)	(754,757)
Tangible common equity	1,264,254	1,166,427	1,130,543	1,114,473	1,110,117
Less: AOCI	52,512	75,133	64,400	57,531	33,036
Tangible common equity, excluding AOCI	$1,316,766	$1,241,560	$1,194,943	$1,172,004	$1,143,153
Total assets	$15,505,649	$14,961,499	$14,818,076	$14,379,971	$14,077,052
Less: goodwill and other intangible assets	(790,744)	(751,248)	(753,020)	(754,814)	(754,757)
Tangible assets	$14,714,905	$14,210,251	$14,065,056	$13,625,157	$13,322,295
Tangible common equity to tangible assets	8.59%	8.21%	8.04%	8.18%	8.33%
Tangible common equity, excluding AOCI, to tangible assets	8.95%	8.74%	8.50%	8.60%	8.58%
Tangible common equity to risk-weighted assets	9.81%	9.33%	9.16%	9.18%	9.31%

Footnotes to Non-GAAP Reconciliations

(1)	Includes certain income tax benefits resulting from tax reform.

(2)	Adjustments to net income for each period presented are detailed in the EPS non-GAAP reconciliation above. For additional discussion of adjustments, see the "Non-GAAP Financial Information" section.

(3)	Annualized based on the actual number of days for each period presented.

(4)
Presented on a tax-equivalent basis, assuming the applicable federal income tax rate for each period presented. As a result, interest income and yields on tax-exempt securities and loans subsequent to December 31, 2017 are presented using the current federal income tax rate of 21% and prior periods are computed using the federal income tax rate applicable at that time of 35%.